Mail Stop 4561
      September 26, 2005

Mr. Michael N. Caggiano
President and Chief Executive Officer
Central American Equities Corp.
Interlink 964
P.O. Box 02-5635
Miami, FL 33102

	Re:	Central American Equities Corp.
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Form 10-QSB for Fiscal Quarter Ended June 30, 2005 File No. 0-24185

Dear Mr. Caggiano:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note 9 - Sale of Asset, page 23

1. Please tell us how you considered SFAS 144 regarding the sale of the Tropicana. Clarify whether the operations related to this property represented a component of an entity that should have been reported in discontinued operations.

2. We note in your June 30, 2005 10-QSB that you reported a gain on sale of the Tropicana asset for the three month period ending June 30, 2004 while your sale of the Tropicana resulted in a loss as reported in your 2004 10-KSB. Please reconcile this difference.

Item 8 Changes in and Disagreements with Accountants

3. Please be advised that we are aware of the comment letter sent on
September 14, 2005 from Louise Dorsey regarding your former auditor.

Form 10-QSB for the Quarterly Period Ended June 30, 2005

Consolidated Statement of Operations

4. Please tell us why your interest expense decreased approximately
$72,000 in the second quarter of 2005 compared to the first quarter of 2005 considering total outstanding debt did not materially decrease.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3413 if you have questions.
      			Sincerely,


      Cicely D. Luckey
      Accounting Branch Chief






Mr. Michael N. Caggiano
Central American Equities Corp.
September 26, 2005
Page 1